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FDA GRANTS MC-1 FAST TRACK DESIGNATION

WINNIPEG, Manitoba – (September 21, 2005) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular drug discovery and development company today announced that the U.S. Food and Drug Administration (FDA) has granted Medicure’s cardioprotective drug, MC-1, Fast Track designation as a treatment to reduce cardiovascular and cerebrovascular events associated with ischemic and/or ischemic reperfusion injury in patients experiencing percutaneous coronary interventions, coronary artery bypass graft surgery and acute coronary syndrome.

“The FDA’s Fast Track designation is a significant endorsement of the sizeable medical need for a product like MC-1,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The Fast Track designation provides us with the opportunity to expedite the development of MC-1 to commercialization.”

The application for Fast Track designation was submitted based on the demonstrated clinical efficacy and safety of MC-1 and the unmet medical need the drug addresses. The FDA identified coronary artery disease requiring intervention as a life-threatening disease, and the need for a drug to treat heart attacks and strokes as the rationale for designating MC-1 as a Fast Track product.

Under the FDA Modernization Act of 1997, the Fast Track program was implemented to facilitate the development and expedite the review of new drugs that are intended to treat serious or life threatening disease, and that demonstrate the potential to address unmet medical needs. Fast Track designated drugs are eligible for priority review (6 months versus the average 12 months) and/or the review of portions of the marketing application prior to the completion of the final registration package.

About MC-1
MC-1 is a naturally occurring small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function. MC-1’s cardioprotective properties were demonstrated in the Phase II MEND-1 study in patients undergoing percutaneous coronary interventions. MC-1 is currently being investigated in the Phase II/III MEND-CABG study in patients undergoing coronary artery bypass graft surgery, and enrollment was completed in July with results expect in fall 2005.

The MEND-CABG trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The Phase II component of the Phase II/III trial enrolled 900 patients at 42 investigational sites located throughout Canada and the United States. The purpose of the trial is to detect the clinical efficacy of MC-1 on mortality and morbidity endpoints. The primary endpoint of this placebo controlled, double-blinded trial is the reduction in combined incidence of all vascular deaths, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including postoperative day 30 (POD 30). To assess the efficacy, the event incidence in each of two dose groups - 250 mg and 750 mg per day - will be compared to the incidence level in the placebo group. Secondary efficacy endpoints include evaluating the effect of MC-1 at postoperative day 90 (POD 90) on the same composite of events, as well as the individual components of the composite (i.e. vascular death, non-fatal heart attack and stroke) at POD 4, 30, and 90. Other secondary endpoints being measured during the trial include; cardiac tissue damage as determined by CK-MB and neurological function. Safety and tolerability will also be assessed.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com